Mail Stop 3561

February 23, 2009

Via facsimile to (801) 562-1773

Rodney M. Tiede
Chief Executive Officer
Broadcast International, Inc.
7050 Union Park Avenue, Suite 600
Salt Lake City, Utah 84047

> **Re:** **Broadcast International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed April 4, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 8, 2009**
> **File No. 000-13316**

Dear Mr. Tiede:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        H. Christopher Owings
                        Assistant Director

cc: Reed L. Benson, Esq.
    Via facsimile to (801) 278-9768